

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

Xiong Luo
Chief Executive Officer
Sino Green Land Corp.
No. 3 & 5 , Jalan Hi Tech 7/7 , Kawasan Perindustrian Hi Tech 7
43500 Semenyih, Selangor, Malaysia

> **Re: Sino Green Land Corp.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed December 8, 2021**
> **File No. 000-53208**

Dear Mr. Luo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G filed December 8, 2021

Item 1A. Risk Factors
"Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB . . . ", page 13

1. We note your new risk factor in response to comment 1. In addition:

- Please revise to acknowledge that the SEC recently adopted amendments on December 2, 2021 to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act and summarize the content of those rules and how they might apply to you, if, for example, the company switched to using a PRC-based auditing firm. In this regard, we note that your disclosure references the rules adopted on March 24, 2021 as the latest update regarding the Holding Foreign Companies Accountable Act.

- We note your disclosure that "you are not aware of any reasons to believe or conclude that Centurion would not permit an inspection . . . ." Please revise your disclosure to also discuss the risk that that the PCAOB may be unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

- We note your disclosure that there is uncertainty with respect to "possible regulation [by the SEC] in addition to the requirements of the HFCA Act," and that "[s]uch uncertainty could cause the market price of [y]our shares to be materially and adversely affected, and [y]our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act." Please revise your disclosure to also discuss the risk that lack of inspection (as further described in the preceding bullet point) could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

- Please remove your reference to NASDAQ or explain why NASDAQ is a regulatory authority applicable to you, in light of your disclosure that your common stock is currently quoted on the OTC market.

- Last, please remove your reference to "this proxy statement" and instead refer to this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jackson Morris